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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-33060

DANAOS CORPORATION
(Translation of registrant's name into English)

Danaos Corporation
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece
Attention: Secretary
011 030 210 419 6480
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F ☒                Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Explanatory Note

        This Amendment No. 1 to the Report on Form 6-K originally furnished to the Securities and Exchange Commission by the registrant on June 24, 2015 is being furnished solely for the purpose of correcting the third sentence under the heading "Corporate Governance—Committees of the Board—Nominating and Corporate Governance Committee" on page 13 of the Proxy Statement for the 2015 Annual Meeting of Stockholders attached as Exhibit 99.1 to read in its entirety as follows: "All of the Nominating and Corporate Governance Committee members, except for Mr. Iraklis Prokopakis, are and, were "independent," as such term is defined under the New York Stock Exchange's current listing standards and, as such, we rely on the "controlled company" exemption to the New York Stock Exchange requirement that nominating/corporate governance committees be composed entirely of independent directors." Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

EXHIBIT INDEX

99.1	Proxy Statement for the 2015 Annual Meeting of Stockholders

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2015

DANAOS CORPORATION
By:	/s/ EVANGELOS CHATZIS
	Name:	Evangelos Chatzis
	Title:	Chief Financial Officer

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Explanatory Note
EXHIBIT INDEX
SIGNATURES